(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

SINGAPORE EXCHANGE

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Listed Companies' Announcements - By Company

The information listed here is sent to the SGX electronically by the listed companies. They are current but in no way representative of all company announcements. Results based announcements are kept for maximum of 1 year and the rest of the announcements are up till 3 months.

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Release Date	Announcement Details
▼SINGAPORE AIRPORT TERMINAL SERVICES	
May 28 2002	JOINT VENTURE IN INDIA
May 23 2002	Sales in open market at own discretion on 17/05/2002. -200,000 shares pertaining to substantial shareholder Temasek Holdings (Private) Limited
May 22 2002	JOINT VENTURE IN INDIA
May 21 2002	Ow Chin Hock (Dr) appointed as Director on 21/05/2002
May 21 2002	Jimmy Phoon Siew Heng appointed as Director on 21/05/2002
May 17 2002	Full Year Financial Statement And Dividend Announcement
May 06 2002	DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATIONS
Apr 22 2002	NOTIFICATION PURSUANT TO ARTICLE 902(3)(C) OF THE LISTING MANUAL
Apr 22 2002	JOINT VENTURE IN INDIA
Apr 08 2002	DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATIONS

- Mar 12 2002 DECLARATION OF DIRECTOR'S SHAREHOLDINGS IN RELATED CORPORATIONS
- Feb 18 2002 DECLARATION OF DIRECTOR'S SHAREHOLDINGS IN RELATED CORPORATIONS
- Feb 07 2002 DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

JOINT VENTURE IN INDIA

Further to our announcement of 22 May 2002, Singapore Airport Terminal Services Limited ("SATS") is pleased to announce that our joint venture company, Taj-SATS Air Catering Limited ("TSAC") has received a letter dated 20 May 2002 from the Ministry of Commerce & Industry, Government of India, stating that TSAC's application for approval of the investment by SATS in it for a stake of 49% has been approved. The approval relates to SATS's impending subscription for 24.5 lakh shares of Rs10 each in TSAC as well as SATS's subscription for the 73.5 lakh shares of Rs10 each in TSAC previously allotted to SATS.

The approval letter contains certain terms and conditions which, we are advised, do not deviate from the usual terms and conditions and which we find to be acceptable.

The approval relates to foreign exchange inflow from SATS of USD14.29M. There is an additional amount of USD3.43M currently held in escrow, pending the application of a clawback provision in the transaction documentation based on certain profit growth targets being met, 42 months from the effective date of the transaction ie. 1 October 2001. The further injection of the escrow amount will not require the further approval of the Foreign Investment Promotion Board ("FIPB") or the Government of India.

Submitted by Annabelle Yip, Company Secretary on 28/05/2002 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22 May 2002
Date of change of interest:	17 May 2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	(200,000)
% of issued share capital:	-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.8408
No. of shares held before change:	-
% of issued share capital:	-
No. of shares held after change:	-
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,210,000	-
% of issued share capital:	87.02	-
No. of shares held after change:	870,010,000	-
% of issued share capital:	87	-

-
Total shares:

Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

This transaction was reported to us on 21 May 2002

Submitted by Annabelle Yip, Company Secretary on 23/05/2002 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

JOINT VENTURE IN INDIA

In connection with the joint venture between Singapore Airport Terminal Services Limited (the "Company") and the Indian Hotels Company Limited, it was reported in the Economic Times of India on 21 April 2002 that the Foreign Investment Promotion Board ("FIPB") of India has taken objection to the issue of shares by the joint venture company Taj SATS Air Catering Limited ("TSAC") to the Company. Although TSAC has been incorporated and has approved the allotment of shares to the joint venture parties, TSAC was required to apply to the FIPB for approval for the issue of shares to the Company in compliance with Indian regulatory requirements. TSAC and the joint venture parties have not been informed of the outcome of the FIPB application. The Company is investigating the bases of the Economic Times report and will make a further announcement on this matter as soon as practicable.

Submitted by Annabelle Yip, Company Secretary on 22/04/2002 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Of Appointment Of Director

Date of appointment:	21 May 2002
Name:	Ow Chin Hock (Dr)
Age:	58
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	1992-1997:- Chairman, Tanjong Pagar Town Council; Chairman, Feedback Unit Supervisory Panel, Ministry of Community Development. 1993-1997:- Executive Chairman, Pan-United Corporation (PUC) Limited; Chairman, Changshu Xinghua Chanjiang Development Co Ltd; Chairman, Longkou Fanlin Nondular Cast Iron Pipe Co Ltd; and Longkou Fanlin Cement Co Ltd in China Nov 1996 onwards:- Deputy Chairman, Board of Trustees, Institute of Southeast Asia Studies 1997-2001:- Chairman, Tanjong Pagar-West Coast Town Council; Mayor, Tanjong Pagar CDC District; Minister of State for Foreign Affairs, Singapore 2002 onwards:- Ambassador-at-large (part time), Ministry of

Foreign Affairs, Singapore

Other directorships

Past:

Pan-United Shipping Pte Ltd
Pan-United Shipyard Pte Ltd
United Cement Pte Ltd

Present:
None

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(Per Appendix 15)
-

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or**

financial market laws, rules or regulations ?
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Annabelle Yip, Company Secretary on 21/05/2002 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Of Appointment Of Director

Date of appointment:	21 May 2002
Name:	Jimmy Phoon Siew Heng
Age:	39
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	2000 to Present: Managing Director, Corporate Stewardship Temasek Holdings (Private) Limited ("Temasek") 15 Oct 99 to 2000: Senior Vice President, Corporate Stewardship Temasek Jul 1992-Sep 1999 Standard Chartered Merchant Bank Asia Limited ("SCMBA")

Other directorships

Past:

May 1999-Sep 1999 SCMBA
Apr 2000-Jan 2001 Tuas Power Ltd
Apr 2000-Jan 2002 SembCorp Gas Pte Ltd
Feb 2001-Feb 2002 Cantonment Realty Pte Ltd
Feb 2001-Feb 2002 Heliconia Realty Pte Ltd
Feb 2001-Feb 2002 Vista Real Estate Investments Pte Ltd

Present:

ENV Corporation (Pte) Ltd
PWD Corporation Pte Ltd
Finlayson Alpha
Finlayson Global Corporation Limited
Finlayson One Pte Ltd
Fullerton Global Corporation Limited
Fullerton Management Pte Ltd
MSD Consultants Pte Ltd
Mapletree Investments Pte Ltd
PowerGrid Limited
SMRT Corporation Ltd
Media Corporation of Singapore Pte Ltd
International Development and Consultancy Corporation (Pte) Ltd
Urban Management Company (1987) Pte Ltd
Singapore Power Limited
TIBS Holdings Ltd
Trans-Island Bus Services Ltd
Singapore Power International Pte Ltd
SIA Engineeering Company Limited

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(Per Appendix 15)

-

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdic filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankr laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pen criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of a corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indir in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governme body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of company or partnership which has been investigated by an inspector appointed under the provisions of the Companies other securities enactments or by any other regulatory body in connection with any matter involving the company partne occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Annabelle Yip, Company Secretary on 21/05/2002 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31March 2002
These figures have been audited.

		Group			Company		
-	-	S$M 2001-02	2000-01#	% Change	S$M 2001-02	2000-01#	% Change
1.(a)	Turnover	895.3	887.2	+ 0.9	70.9	56.1	+ 26.4
1.(b)	Investment income	0.6	0.4	+ 50.0	153.9	159.1	- 3.3
1.(c)	Other income including interest income	4	2.9	+ 37.9	3.9	2.7	+ 44.4
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	327.2	236.9	+ 38.1	202.5	189.4	+ 6.9
2.(b)(i)	Interest on borrowings	(5.9)	(4.7)	+ 25.5	(9.3)	(8.8)	+ 5.7
2.(b)(ii)	Depreciation and amortisation	(57.2)	(40)	+ 43.0	(26.3)	(19.6)	+ 34.2
2.(b)(iii)	Foreign exchange gain/(loss)	0.9	1	- 10.0	0.9	1	- 10.0

2.(c)	Exceptional items						
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	265	193.2	+ 37.2	167.8	162	+ 3.6
		2001-02	2000-01#	Change	2001-02	2000-01#	Change
2.(e)	Income derived from associated companies	22.5	17.7	+ 27.1	0	0	0
2.(f)	Less income tax	(74.7)	(40.3)	+ 85.4	(44.3)	(33.8)	+ 31.1
2.(g)(i)	Operating profit after tax before deducting minority interests	212.8	170.6	+ 24.7	123.5	128.2	- 3.7
2.(g)(ii)	Less minority interests	0.1	0	0	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	212.9	170.6	+ 24.8	123.5	128.2	- 3.7
2.(i)(i)	Extraordinary items						
2.(i)(ii)	Less minority interests						
2.(i)(iii)	Extraordinary items attributable to members of the company						
2.(i)(iv)	Transfer to/from Exchange Reserve						
2.(i)(v)	Transfer to Capital Reserve						
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	212.9	170.6	+ 24.8	123.5	128.2	- 3.7

Restated

Group Figures

		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	23.80%	19.20%

3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	22.90%	22.40%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
3.(c)(i)	Based on existing issued share capital	21.3 cents	17.1 cents
3.(c)(ii)	On a fully diluted basis	21.3 cents	17.1 cents
3.(d)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital	21.3 cents	17.1 cents
	(ii) On a fully diluted basis	21.3 cents	17.1 cents
3.(e)	Net tangible asset backing per ordinary share	92.2 cents	76.1 cents

		Group			Company		
-	-	S$M		%	S$M		%
-	-	2001-02	2000-01#	Change	2001-02	2000-01#	Change
4.(a)	Sales reported for first half year	464.5	437.2	+ 6.2	33.5	27.1	+ 23.6
4.(b)	Operating profit [2(g)(i) above] reported for first half year	112.8	92.8	+ 21.6	65.8	64.3	+ 2.3
4.(c)	Sales reported for second half year	430.8	450	- 4.3	37.4	29	+ 29.0
4.(d)	Operating profit [2(g)(i) above] reported for second half year	100	77.8	+ 28.5	57.7	63.9	- 9.7

Restated

The Group has complied with the revised/new Statements of Accounting Standard ("SAS") which were effective from 1 April 2001. The effects of the revised /new SAS are:

<u>SAS 10 (2000) Events after the Balance Sheet Date</u>
Under SAS 10 (2000), dividends proposed or declared after balance sheet date are no longer recognised as a liability as at balance sheet date. Consequently, the revenue reserve of the Group and of the Company as at 31 March 2001 were restated by adding back the proposed final dividend of $30.2 million for the financial year ended 31 March 2001.

<u>SAS 12 (revised 2001) Income Taxes</u>
Under SAS 12 (revised 2001), a deferred tax liability is now recognised for all taxable temporary differences. Previously

deferred tax liability was recognised on account of differences only to the extent that a tax liability was expected to materialise in the foreseeable future. As a result, the revenue reserves of the Group and of the Company as at 31 March 2001 has been reduced by $12.5 million and $6.8 million respectively.

As a result, the comparative figures in profit and loss accounts for the Group and the Company for the year ended 31 March 2001 have been restated accordingly.

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was no material adjustments for under or overprovision of tax in respect of prior years.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties	$Profit/(Loss)

5.(d) Any other comments relating to Paragraph 5

6. Segmental Results

Analysis by business activity

	Revenue		Profit before interest on borrowings and tax	
	2001-02	2000-01	2001-02	2000-01
	S$M	S$M	S$M	S$M
Inflight catering	406.3	412.4	123.8	99.6
Ground handling	425.8	418.0	129.1	97.3
Other services *	63.2	56.8	40.5	18.7
Group	895.3	887.2	293.4	215.6

* Other services include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

Analysis by geographical location

	Revenue		Profit before interest on borrowings and tax	
	2001-02	2000-01	2001-02	2000-01
	S$M	S$M	S$M	S$M
Singapore	895.3	887.2	270.5	197.0
Overseas	-	-	22.9	18.6
Group	895.3	887.2	293.4	215.6

7.(a) Review of the performance of the company and its principal subsidiaries

7.1 The Group's profit after tax increased $42.2 million (+24.7%) to $212.8 million. Revenue was up $8.1 million (+0.9%): ground handling revenue increased $7.8 million (+1.9%); inflight catering revenue dropped $6.1 million (-1.5%); while revenue from other services grew $6.4 million (+11.3%), mainly from aviation security services rendered. Inflight catering's revenue declined as a result of lower passenger loads. Expenditure decreased $64 million (-9.2%) to $628.6 million, the result largely of lower staff costs (-$82.3 million or -20.2%). Staff costs were mainly lower because no provision for profit sharing bonus has been made, whereas a bonus equivalent to 4.54 months of salary amounting to $75.8 million was paid the previous year. This is in line with the profit sharing agreement which is based on profits of the SIA Group and is applicable until the end of financial year 2003-04.

7.2 Operating expenditure excluding staff costs increased $18.3 million (+6.4%) because of higher costs associated with the commissioning of the sixth airfreight terminal (+$14.5 million), and higher insurance costs (+$5 million) as a result of 11 September events. The increase was offset by lower raw material costs (-$3.4 million).

7.3 Profits from overseas operations through associated companies increased $4.8 million (+27.1%) to $22.5 million and represent 8.9% of the Group's profit after tax.

7.4 The Group's shareholders' funds rose $169 million (+22.2%) to $930.3 million. Earnings per share rose 4.2 cents to 21.3 cents and net tangible assets per share went up 16.1 cents to 92.2 cents as at 31 March 2002.

7.5 Except for the subsequent event mentioned in paragraph 7(b), no transaction or event of a material and unusual nature has arisen between 31 March 2002 and the date of this report, which would substantially affect the results of the Company or the Group.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

On 3 May 2002, the Singapore Finance Minister announced the revision in the Singapore corporate tax rate from 24.5% to 22.0%. The provisions for current and deferred tax in these financial statements have not been adjusted to reflect the change in the tax rate. Had they been adjusted, the provision for current tax for the Group and the Company would be reduced by approximately $6.2 million and $0.3 million respectively, and the provision for deferred tax for the Group and

the Company would be reduced by approximately $11.6 million and $6.2 million respectively.

8. <u>Commentary on current year prospects</u>

8.1 Cargo and passenger traffic is recovering. Flight frequencies, however, are expected to remain below pre-September 11, 2001 levels for the first half of the new financial year.

8.2 Barring unforeseen events, revenue should be better in the improved climate. However costs will rise. Insurance and security costs have already escalated, and staff costs are expected to increase.

8.3 Over the coming year, the Group will continue to seek new joint ventures and acquisitions in Singapore and abroad and strengthen its position as the region's leading integrated ground handling and inflight catering provider.

9. **Dividend**

(a) Present Period

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	2 cents per ordinary share less tax	4 cents per ordinary share less tax
Par value of shares	10 cents	10 cents
Tax Rate	24.5%	22.0%

(b) Previous Corresponding Period

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	2 cents per ordinary share less tax	4 cents per ordinary share less tax
Par value of shares	10 cents	10 cents
Tax Rate	25.5%	24.5%

(c) Total Annual Dividend

-

-	Latest Year (S$Million)	Previous Year (S$Million)
Ordinary	46.3	45.1
Preference	0	0
Total:	46.3	45.1

9(d) Date payable

26 July 2002

9(e) Books closing date

.1 The Transfer Books and the Register of Members of the Company will be closed on 16 and 17 July 2002 (both dates inclusive) for the preparation of dividend warrants. The final dividend will be paid on 26 July 2002 to members on the Register as at 15 July 2002.

.2 Duly completed and stamped transfers received by the Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 15 July 2002 will be registered to determine shareholders' entitlement to the final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 15 July 2002 will be entitled to the proposed final dividend.

9(f) Any other comments relating to Paragraph 9

NIL

10. <u>Balance sheet</u>

AUDITED SUMMARISED BALANCE SHEETS AT 31 MARCH 2002

	THE GROUP		THE COMPANY	
	2002 S$M	2001# S$M	2002 S$M	2001# S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	829.5	660.7	419.9	341.6
Non-distributable reserves	0.8	0.6	-	-
Shareholders' funds	930.3	761.3	519.9	441.6
Minority Interests	0.5	-	-	-
Deferred taxation	113.3	102.4	60.8	55.1
Long-term liabilities	249.5	249.6	248.0	247.4
	1,293.6	1,113.3	828.7	744.1
Represented by:-				
Fixed assets	857.4	833.6	617.6	614.8
Subsidiaries	-	-	37.3	36.0
Associated companies	122.2	77.3	92.7	42.9
Long-term investments	7.9	10.6	7.9	10.6
Goodwill	8.2	-	-	-
Loan to third parties	48.0	47.4	48.0	47.4
Current assets	444.2	360.3	322.6	214.3
Less: Current liabilities	(194.3)	(215.9)	(297.4)	(221.9)
	1,293.6	1,113.3	828.7	744.1

Restated

CASH FLOW SUMMARY

	THE GROUP	
	2001-02 S$M	2000-01 S$M
Net cash provided by operating activities	195.6	202.7
Net cash used in investing activities	(66.1)	(86.4)
Net cash (used in)/provided by financing activities	(45.8)	9.1
Net increase in cash and cash equivalents	83.7	125.4

11. Details of any changes in the company's issued share capital

11.1 On 2 July 2001, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 16,784,200 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,350,200 Shares were accepted by the employees. The exercise periods of the said options commence on 2 July 2002 for Senior Executives (as defined under the Plan) and 2 July 2003 for other employees, and expire on 1 July 2011. The exercise price of the Shares under the said options is $1.54 per Share.

11.2 As at 30 September 2001, options to subscribe for a total of 47,631,100 Shares were outstanding under the Plan. As at 31 March 2002, options to subscribe for a total of 47,310,700 Shares are outstanding under the Plan (options to subscribe for a total of 492,100 Shares lapsed pursuant to Rule 8 of the Plan).

11.3 None of the options granted on 28 March 2000, 3 July 2000 or 2 July 2001 have been exercised to date.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/03/2002		As at 30/09/2001	
Secured	Unsecured	Secured	Unsecured
	S$0.8M		S$1.0M

(b) Amount repayable after one year

As at 31/03/2002		As at 30/09/2001	
Secured	Unsecured	Secured	Unsecured
	S$249.5M		S$250.7M

(c) Any other comments relating to Paragraph 12

NIL

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping (Ms)
Company Secretary
17 May 2002

AUDITOR'S REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 9 to 45. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2002, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

i) the state of affairs of the Company and of the Group as at 31 March 2002, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those

subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 16th day of May, 2002.
Singapore

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATIONS

This is to inform you that

1) Maj-Gen (NS) Raymund Ng, a Director of SATS Security Services Pte Ltd, a wholly owned subsidiary of Singapore Airport Terminal Services Limited ("SATS"), has purchased the following shares:-

(a) Singapore Telecommunications Limited
-- 5,000 shares, on 15 March 2002, at $1.63 per share
-- 5,000 shares, on 25 April 2002, at $1.56 per share

(b) 10,000 shares of Singapore Technologies Engineering Limited on 21 January 2002, at $2.25 per share

2) Ms Anne Ang, a Director of SATS Catering Pte Ltd, a wholly owned subsidiary of SATS, has purchased the following shares:-

(a) 10,000 shares of SMRT Corporation Limited in January 2002;

(b) 10,000 shares of Raffles Holdings Limited in March 2002;

(c) 10,000 shares of Singapore Food Industries Limited in March 2002.
Submitted by Annabelle Yip, Company Secretary on 06/05/2002 to the SGX

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

NOTIFICATION PURSUANT TO ARTICLE 902(3)(C) OF THE LISTING MANUAL

Pursuant to Article 902(3)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that to the best of our knowledge, as at the date of this announcement, none of the persons occupying managerial positions in the Company is related to a Director or substantial shareholder of the Company or any of its principal subsidiaries.

Submitted by Annabelle Yip, Company Secretary on 22/04/2002 to the SGX

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

JOINT VENTURE IN INDIA

In connection with the joint venture between Singapore Airport Terminal Services Limited (the "Company") and the Indian Hotels Company Limited, it was reported in the Economic Times of India on 21 April 2002 that the Foreign Investment Promotion Board ("FIPB") of India has taken objection to the issue of shares by the joint venture company Taj SATS Air Catering Limited ("TSAC") to the Company. Although TSAC has been incorporated and has approved the allotment of shares to the joint venture parties, TSAC was required to apply to the FIPB for approval for the issue of shares to the Company in compliance with Indian regulatory requirements. TSAC and the joint venture parties have not been informed of the outcome of the FIPB application. The Company is investigating the bases of the Economic Times report and will make a further announcement on this matter as soon as practicable.

Submitted by Annabelle Yip, Company Secretary on 22/04/2002 to the SGX

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTORS' SHAREHOLDINGS IN RELATED CORPORATIONS

This is to inform you that

1) The spouse of Mr Bey Soo Khiang, a Director of SATS Airport Services Pte Ltd, a wholly owned subsidiary of Singapore Airport Terminal Services Limited ("SATS") purchased the following shares of Chartered Semiconductor Manufacturing Ltd ("CSM"):-

(a) on 4 May 2001, 5,000 shares at $5.40 per share.

(b) on 16 July 2001, 3,000 shares at $4.38 per share.

(c) on 12 September 2001, 2,000 shares at $4.20 per share.

Her holding in CSM now stands at 10,000 shares.

2) Mr Chew Khiam Soon Joseph, a Director of SATS Catering Pte Ltd, a wholly owned subsidiary of SATS,

(a) Purchased 10,000 shares of Singapore Technologies Engineering Ltd ("STE") on 13 November 2001 at $2.01 per share. His holding in STE now stands at 50,000 shares.

(b) Sold 3,000 shares of Keppel Corporation Limited ("KC") on 4 February 2002 at $3.86 per share. His holding in KC now stands at 10,000 shares.
Submitted by Annabelle Yip, Company Secretary on 08/04/2002 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDINGS IN RELATED CORPORATIONS

This is to inform you that the spouse of Mr Barry Desker, a Director of Singapore Airport Terminal Services Limited, purchased

(a) on 8 February 2002, 20,000 shares of Raffles Holdings Limited ("RHL"), at $0.51 per share. Her holding in RHL now stands at 20,000 shares.

(b) on 27 February 2002, 10,000 shares of SembCorp Logistics Ltd ("SLL"), at $2.00 per share. Her holding in SLL now stands at 10,000 shares.
Submitted by Annabelle Yip, Company Secretary on 12/03/2002 to the SGX

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDINGS IN RELATED CORPORATIONS

Dr Hong Hai, a Director of Singapore Airport Terminal Services Limited, sold:-

(a) on 14 February 2002, 2,000 shares of Chartered Semiconductor Manufacturing Ltd ("CSM") at $4.20 per share, and on 15 February 2002, 2,000 shares of CSM at $4.30 per share. His holding in CSM now stands at 4,000 shares.

(b) on 14 Feburary 2002, 10,000 shares of ST Assembly Test Services Ltd ("STATS") at $2.46 per share. His holding in STATS now stands at 10,000 shares.
Submitted by Annabelle Yip, Company Secretary on 18/02/2002 to the SGX

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

DECLARATION OF DIRECTOR'S SHAREHOLDING IN RELATED CORPORATION

Dr Hong Hai, a Director of Singapore Airport Terminal Services Limited, purchased 2,000 shares of Chartered Semiconductor Manufacturing Ltd ("CSM") on 6 February 2002 at $4.32 per share. His holding in CSM now stands at 8,000 shares.
Submitted by Annabelle Yip, Company Secretary on 07/02/2002 to the SGX

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---

2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Filing with Registry of Companies and Businesses

Date of Filing	Forms
21 May 2002	Form 45 – Consent To Act As Director And Statement Of Non Disqualification To Act As Director -- Dr Ow Chin Hock
21 May 2002	Form 45 – Consent To Act As Director And Statement Of Non Disqualification To Act As Director -- Mr Phoon Siew Heng
21 May 2002	Form 49 – Return Giving Particulars In Register Of Directors, Managers, Secretaries And Auditors And Changes Of Particulars

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM
45

Folio No.

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

I, . . . Ow Chin Hock . . . . (Name) of
. . . . 137 Sunset Way #01-07, Singapore 597159 . . . . (Address),

*NRIC/~~Passport~~ No: . . . S0036442H . . . . hereby consent to act as director of the abovenamed company with effect from . . . 21 May 2002 . . . . and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company : Singapore Airport Terminal Services Limited

Company No : 197201770G

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

. . . .
(state language/dialect)

by . . . .
(state name)

~~NRIC NO:~~ . . . .

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : Leow Peng Kui

Leow Peng Kui BBM PBM
Justice of the Peace

Name of ~~*Notary Public/Advocate & Solicitor/~~
~~Approved Company Auditor/Practising Member of Singapore~~
~~Association of the Institute of Chartered Secretaries and Administrators~~

Dated this 9th day of May 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : Annabelle Yip	Date of Registration :
Address : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No :
A/c No : Tel No : 65418060 Fax No. 65460455	Checked By :

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

I, ... Phoon Siew Heng .... (Name) of

.. Blk. 19B Lim Tua Tow Road #03-01, Singapore 547802 .... (Address),

*NRIC/~~Passport~~ No: ... S1596086H .... hereby consent to act as director of the abovenamed company with effect from .... 21 May 2002 .... and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison.

Form 45 Continuation Sheet 1

Name of Company :	Singapore Airport Terminal Services Limited
Company No :	197201770G

FORM 45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

~~*(b) the above statements were interpreted to me in~~

....

(state language/dialect)

by ....

(state name)

~~NRIC NO:~~ ....

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : ....

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : ....

Lee Khai Fatt, Kyle

Name of ~~*Notary Public/Advocate & Solicitor/~~ Approved Company Auditor/~~Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this .... day of 20 MAY 2002

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by	For Official Use
Name : Annabelle Yip	Date of Registration :
Address : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659	Receipt No :
A/c No : Tel No : 65418060	Checked By :
Fax No. 65460455	

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Directors		
a) Ow Chin Hock b) 137 Sunset Way #01-07 Singapore 597159	c) S0036442H d) Singaporean e) Ambassador-at-large (part time), Ministry of Foreign Affairs	f) Appointed as Director with effect from 21 May 2002
a) Phoon Siew Heng b) Blk 19B Lim Tua Tow Road #03-01 Singapore 547802	c) S1596086H d) Singaporean e) Managing Director & Head of Corporate Stewardship Temasek Holdings (Private) Limited	f) Appointed as Director with effect from 21 May 2002

Dated 21 MAY 2002

Signature: [signature]

Name of *~~Director~~/Secretary: Annabelle Yip

This Form consists of this page *and - continuation sheet(s).

*Delete where inapplicable.

†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by

Name: Annabelle Yip

Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659

A/c No:

Tel No: 65418060

Fax No: 65460455

For Official Use

Date of Registration:

Receipt No:

Checked By:

List of Directorships of Mr Jimmy Phoon Siew Heng
As at 21 May 02

S/N	Company Name	Nature of Interest	Date of Appointment	Registration Number
1	ENV Corporation (Pte) Ltd	Director	29 Dec 00	199005540H
2	PWD Corporation Pte Ltd	Director	01 Jan 01	199806366R
3	Finlayson Alpha *	Director	01 Jan 01	199900665N
4	Finlayson Global Corporation Limited *	Director	01 Jan 01	199900559K
5	Finlayson One Pte Ltd	Director	01 Jan 01	199900666E
6	Fullerton Global Corporation Limited *	Director	01 Jan 01	199801397D
7	Fullerton Management Pte Ltd	Director	01 Jan 01	199408109C
8	MSD Consultants Pte Ltd	Director	01 Jan 01	199002614Z
9	Mapletree Investments Pte Ltd	Director	15 Feb 01	200010560E
10	PowerGrid Limited *	Director	01 May 01	199504469Z
11	SMRT Corporation Ltd *	Director	02 May 01	200001855H
12	Media Corporation of Singapore Pte Ltd	Alternate Director	25 Jun 01	199201312E
13	International Development and Consultancy Corporation (Pte) Ltd	Director	1 Aug 01	197201705M
14	Urban Management Company (1987) Pte Ltd	Director	03 Aug 01	197400175E
15	Singapore Power Limited *	Alternate Director	01 Nov 01	199406577N
16	TIBS Holdings Ltd*	Director	12 Dec 01	199101735W
17	Trans-Island Bus Services Ltd*	Director	22 Dec 01	198202292D
18	Singapore Power International Pte Ltd	Director	15 Jan 02	199408833R
19	Singapore Airport Terminal Services Limited*	Director	21 May 02	197201770G
20	SIA Engineering Company Limited*	Director	21 May 02	198201025C

* *Public company*